January 6, 2005
Via U.S. Mail and Facsimile


Dr. Anchana Chayawatana
Lam Liang Corp.
#2202 The Lakes,
123 Rachidapisek Road
Bangkok 10110 Thailand

RE: 		Lam Liang Corp.
		Registration Statement on Form SB-2
		File No.: 333-121127
		Filed: December 10, 2004

Dear Dr. Chayawatana:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank-check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that has no revenues, no assets, no contracts or agreements with customers or suppliers and have conducted no business activity other than raising initial capital and filing this registration statement.
Moreover, your President and Chairman of the Board, Dr. Anchana Chayawatana, has a track record with DrGoodTeeth.com, a company whose registration statement on Form 10-SB became effective by operation of law in 2000. The periodic reports filed by DrGoodTeeth.com indicate that the company took no steps to advance implementation of its disclosed business plan of operating an online dental resource website business. Subsequent to effectiveness of the registration statement, DrGoodTeeth.com merged and changed its name to American Oil & Gas Inc., which resulted in, among other things, the resignation of Dr. Anchana Chayawatana as President. These and other facts suggest that that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement as appropriate.

2. Please confirm that you currently have no plans to engage in a merger, acquisition, or business reorganization.

Outside Back Cover Page

3. Please disclose the information required by Item 502(b) of Regulation S-B.

Risk Factors, page 6

4. In your seventh risk factor titled "Our business operations could be severely impacted or shut down as a result of political or economic instability and/or terrorist activities. . ." you note that violence is expected to intensify in the south and any terrorist or threatened terrorist activities in or near where you manufacture your products could severely restrict your business operations. Please consider revising this risk factor to place the risk in context with specific disclosure about the location of your planned operations.

5. Please consider a risk factor that addresses your lack of trademark or other intellectual property protection for your proposed products. We note disclosure to this effect in the Business section.

6. The subheadings of some of your risk factors merely state facts and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999. Please refer to risk factors 2, 10, and 15.

7. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Please expand on the risk posed by losing the services of your president. It appears that this risk factor may be generic. Please revise as appropriate.

8. Because your President and Chief Executive Officer currently has two other jobs as a dentist, please consider including a risk factor that addresses the possibility that he may not have enough time to devote to the company to get it to become operational.

9. We note that some of your risk factors contain the risk that your business may be adversely affected. Because these risks appear to be generic in nature, please revise them in order to highlight the actual impact the facts discussed will have on you. Please refer to risk factors 4, 5, and 6.

Dilution of the Price you Pay for Your Shares, page 12

10. Regarding the cause of dilution, please clarify that it arises from the discrepancy between the higher purchase price investors will pay for their shares and the lower book value of the shares held by your existing stockholder. The disclosure that it arises "mainly as a result of [your] arbitrary determination of the offering price" does not fully explain why dilution arises.

Plan of Distribution, page 13

11. We note that you will receive $50,000 in net proceeds from this offering and that $5,000 will be used for offering expenses. We also note your statement that you will hold all money in a bank account until all $55,000 from the offering is received and return all proceeds should the offering not be completed. In light of the fact that $5,000 will be used for the offering expenses, please disclose how you will be able to return the entire $55,000. If your officers and directors will advance the offering expenses please disclose this fact and whether you have entered into any agreements to reimburse them from the offering proceeds. File any agreements as exhibits with your next amendment.

Directors, Executive Officers, Promoters and Control Persons, page
15

12. Please disclose the time period Prapaipan Chayawatana worked for
Krua Magazine and the nature of Krua Magazine`s business.

13. Please disclose the nature of Anongnat Chansangachom`s duties at
Asia Part Co., Ltd.

Description of Our Business, page 20

General Information, page 20

14. We note that in November 2004 you acquired a 99.94% interest in
Maha San Lam Liang Co., Ltd.  Please disclose when Maha San Lam
Liang
Co., Ltd. was formed and describe the nature of its business, if any, and the business purpose of this acquisition. Additionally, please disclose the cost of this acquisition. See Item 101(a) of Regulation
S-B.

Principal Products and Markets, page 21

15. It appears that the references made to products throughout the "Description of Our Business" section imply that you currently have products. Because you have not yet begun operations, please clarify throughout the prospectus that these are intended or potential products.

16. Please avoid the use of language that can be construed as promotional. For instance, please refer to terms such as "high fashion" and "trend setter."

17. We note your statement that your bags will be made of high quality materials and that they will be hand finished. Please describe the materials you will use, how they will be differentiated from the materials used by other manufactures, and how the production of your anticipated hand finished bags will affect the costs of production.

18. You should disclose the factual basis for, and context of, your beliefs, understandings, estimates, and opinions throughout the prospectus. This is particularly true for all projections, statistics, and assertions about relevant industries. Where the bases for such assertions are studies, reports, surveys, or management`s opinion, kindly

* identify with specificity the source of such data or the identity of the party performing the surveys;
* disclose any relationship that you may have to the publisher of the document, the source of information, and/or the party performing the survey; and
* describe the nature and date of the studies or surveys.

19. Please disclose the basis for your belief that you will be able to successfully operate in a highly competitive market.

20. Please disclose the name of the party currently designing your bags, the costs of this design process, and the amount of money expended in this endeavor. Disclose the material terms of any contract(s) entered into with product designer(s) and file these contracts as exhibits. If you are not using the services of a third-party then disclose which employee is designing your product.

21. Please disclose any marketing or product research undertaken to support your statement that you are designing bags using the latest color trends and patterns.

22. Please disclose how you will accomplish the ergonomic design of your bags. For instance, does this type of design require particular expertise?

23. We note your statement that your bags "will initially be sold in
Thailand and through an online internet store to fashion conscious, affluent customers who shop in high-end boutiques and department stores and who want to be seen with the latest, trendiest accessories." Please disclose your marketing plans in greater detail.

Distribution Methods of the Products, page 22

24. Please disclose the employee responsible for the design of your web site and describe your web site plans in greater detail. For instance, disclose the language the site will be in and how you intend to service the international market.

25. Please disclose the basis for estimates of delivery time and disclose the estimated costs of delivery.

Customer Service, page 23

26. Please identify the employee(s) responsible for customer service.

Competition, page 24

27. Please provide a basis for your statement that you are in a niche market with few competitors. Please elaborate as to how you conducted your market research.

28. In light of the fact that Marka recently commenced operations, please explain why they are your main competitor simply because they exclusively make laptop computer bags.

29. Please clarify whether competition in your industry is based primarily on price, style or a combination of both.

Government and Industry Regulation, page 25

30. We note your statements that you will need to apply for export licenses and sales permits in the areas you may operate internationally and that you hope to be able to expand your sales into the United States and elsewhere. Please address the various regulations and costs of doing business internationally in more detail. Please refer to Item 101(b)(8) of Regulation S-B. Management`s Discussion and Analysis or Plan of Operation, page 26

31. Please discuss your plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B. Include more detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the employees responsible for each aspect of the business plan.

32. Please disclose how long you can satisfy your cash requirements as required by Item 303(a)(1)(i) of Regulation S-B.

33. We note that the selected financial balance sheet data you present does not agree to your audited Balance Sheet, Statement of Stockholders` Equity, or your Statement of Cash Flows. Please revise your filing to present the appropriate balances for total assets and stockholders` equity.

Description of Property, page 27

34. When executed please file your office lease as an exhibit.

Market for Common Equity and Related Stockholder Matters, page 28

35. We note your statement that you intend to apply to have your
common stock listed for quotation on the OTCBB.   Our
understanding
is that the OTCBB is not an issuer listing service and that only a market maker can apply on the OTCBB. Please instead discuss whether you have contacted an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

Certain Relationships and Related Transactions, page 27

36. Please name Alan Teegardin as a promoter. Additionally, please advise us supplementally of Mr. Teegardin`s involvement as an incorporator of other companies, including blank check companies, as well as how your officers and directors became acquainted with him.

Recent Sales of Unregistered Securities

37. Please provide the information required by Item 701(d) of Regulation S-B for the transaction between you and Mr. Teegardin.

38. We note your statement that the sale of shares from Mr.
Teegardin
to Dr. Anchana Chayawatana was done in reliance on Section 4(2) of the Securities Act. Because Section 4(2) applies to transactions by issuers not involving a public offering, please advise us as to the basis for your reliance on this exemption.

Exhibits

39. Please file a form of the subscription agreement as an exhibit.
Note that we may have comments on the subscription agreement.

40. Because Lam Liang Corp. is not eligible to conduct a delayed offering, please remove the statement in the legality opinion that the ". . . Securities may be issued from time to time on a delayed or continuous basis."
Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Michael M. Kessler, Esq.
	(916) 239-4008
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE